Exhibit 21.1
Vimeo, Inc. and Subsidiaries

Name	Place of Incorporation
Vimeo, Inc.	Delaware
Vimeo.com, Inc.	Delaware

Vimeo Ukraine Technologies LLC	Ukraine

Vimeo Israel Ltd	Israel

Vimeo Technologies Private Limited	India

Vimeo Singapore Pte Ltd	Singapore
Livestream LLC	New York

Vimeo UK Limited	England & Wales

Vimeo Australia Pty Ltd	Australia
VideoJi, Inc.	Delaware
Wibbitz Ltd.	Israel
Wibbitz, Inc.	Delaware
Wibbitz SAS	France
WIREWAX Ltd.	England & Wales
WIREWAX U.S., Inc.	Delaware